Exhibit 21.1

Subsidiaries of Greenlane Holdings, Inc.

Legal Name	Jurisdiction of Incorporation	Percentage Owned

Aerospaced LLC	Florida	100%
Better Life Holdings, LLC	Delaware	100%
BioVapor Solutions LLC	Delaware	100%
Bocamore Connection LLC	Delaware	50%
Global Pacific Holdings LLC	Delaware	100%
Greenlane Holdings, LLC	Delaware	100%
GS Fulfillment LLC	Delaware	100%
HSCM LLC	Delaware	100%
HS Ponce City LLC	Delaware	100%
HS Products LLC	Delaware	100%
MSI Imports LLC	Washington	100%
Northern Vector LLC	Delaware	100%
Pollen Gear LLC	Delaware	100%
QD Products LLC	Delaware	100%
Rocketmang LLC	Delaware	100%
South Atlantic Holdings LLC	Delaware	100%
South Reach LLC	Delaware	100%
Vape World Distribution Ltd.	Canada	100%
Vibes Holdings LLC	Delaware	50%
Warehouse Goods LLC	Delaware	100%
1095 Broken Sound Pkwy LLC	Delaware	100%